

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2010

Via U.S. mail and facsimile (215) 661-8959

Perry Leopold, Chief Executive Officer
North Bay Resources Inc.
2120 Bethel Road
Landale, Pennsylvania 19446

> **Re:** **North Bay Resources Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed October 4, 2010**
> **File No. 333-164860**

Dear Mr. Leopold

     We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A

General

1.   Please update your financial statements in accordance with Rule 8-08 of Regulation S-X in your next amendment. Please also update the otherwise affected disclosure, such as disclosure regarding material changes during the interim period in Management's Discussion and Analysis of Financial Condition or Plan of Operation and liquidity. See Item 303(b)(1) and (b)(2) of Regulation S-K.

Prospectus Summary, page 1

Corporate Background and Our Business, page 1

2.   Please clarify what is meant by the discussion of the non-recourse debt funding for the
        EB-5 program on page 4. Please disclose how the Regional Center to be established by
        you and ACC Consulting, LLC will be structured, and how the EB-5 investors will
        contribute capital to your proposed Regional Center and your prospective mining projects
        including the Ruby Mine encompassed within the Region.

3.   You disclose at least on pages 4, 5, 8, 28, 30, and 103 that if your proposed Regional
        Center is not approved by the USCIS to make EB-5 funding possible, and if you have not
        generated enough revenue from claims sales and joint-ventures, you believe that you can
        rely on your equity credit line established by way of your Securities Purchase Agreement
        with Tangiers, LP to fund the acquisitions costs of the Ruby Mine "once [y]our S-1
        registration statement is made effective by the SEC." Please revise your disclosure to
        clarify that this prospectus and registration statement does not cover the equity line, and
        that you have not yet filed the registration statement on Form S-1 pertaining to the equity
        line.

Risk Factors, page 7

The Ruby Mine has no proven or probable reserves . . . , page 11

4.   You disclose that your ability to complete the acquisition of the Ruby Mine and secure
        enough operating capital to begin mining is "contingent on the approval of the USCIS for
        the establishment of an EB-5 Regional Center in Northern California." Please clarify if
        you must establish the Regional Center before you can complete the Ruby Mine
        acquisition, in terms of if this a provision of the acquisition agreement, or if this is just a
        matter of economics in that you need the additional capital from foreign investors who
        participate in the EB-5 program. If a contingent term of the acquisition agreement, please
        revise to make this clear throughout your filing in all places where you discuss the Ruby
        Mine.

Security Ownership of Certain Beneficial Owners and Management, page 21

5.   As the Series I Preferred Stock and Common Stock vote on a combined basis rather than
        as two separate classes, please provide an additional column indicating the total overall
        voting power held by each owner.

6.   Please ensure that you include all shares of common stock and shares subject to options,
        warrants, or convertible debt, exercisable or convertible on or within 60 days from the
        date of the prospectus. In this regard, for example, Ruby Development Company has 10
        million warrants, immediately exercisable, giving them the option to purchase up to

another 10 million shares of common stock. Similarly, Tangiers holds an immediately convertible $50,000 convertible note and cashless warrants issued in connection with the note, all of which should be included in the beneficial ownership table.

The Ruby Mine, page 31

Plant, Equipment, Permits, and Site Infrastructure, page 36

7.   Please remove or provide your reasonable basis for believing that the mine can be placed back into operation "in a very short period of time."

8.   You disclose that the current Plan of Operations, effective as of 2001, is undergoing review and renewal by the Forestry Service, with completion expected by January 2011. Please provide your reasonable basis for this expectation, or revise your disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 97

Overview, page 98

9.   Please provide your reasonable basis for believing that you will being mining operations in mid-2011 at the Ruby Mine, or revise your disclosure.

Engineering Comments

The Ruby Mine page 31

10.   We note your disclosure in this section, referring to mines and other mineral properties that exist in the proximity of your property. Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, we believe that you should remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company's property.

11.   We note on page 36 of your filing you state the Ruby Mine has no estimates of proven reserves, yet on page 37 you disclose partially mined and unmined channel with contained ounces. Regulation S-K, Item 102, specifically prohibits the use of terms other than "proven" and "probable" when referring to reserve estimates in documents filed with the Commission. Please remove all estimates other than "proven" and "probable" reserves.

12.   Pursuant to Section (a) of Industry Guide 7, the term ore is treated the same as the term reserve. Please remove the term ore from your disclosure until you have a proven or probable reserve.

13.   We note you disclose production data and an estimated mining cost for your Ruby Hill Mine. Please remove the production and financial information and only include production and financial information based on the development of a proven and probable reserve.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Jennifer O'Brien at (202) 551-3721, or Mark Shannon, Accounting Branch Chief, at (202) 551-3299 if you have any questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-

3610 with questions about engineering comments. Please contact Kevin Dougherty at (202) 551-3271 or, in his absence, the undersigned at (202) 551- 3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief